Exhibit 12.1

Encore Capital Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal Years					Nine months ended September 30,
	2004	2003	2002	2001	2000	2005	2004
Earnings before income taxes	$38,846	$29,423	$8,086	$(9,716)	$(30,987)	$39,303	$29,172

Fixed charges:
Interest Expense on all indebtedness	35,330	20,479	18,592	10,945	7,829	24,939	26,829
Rental expense deemed to be representative of interest	367	319	439	433	367	433	236

Total fixed charges	35,697	20,798	19,031	11,378	8,196	25,372	27,065
Earnings before income taxes, plus fixed charges	74,543	50,221	27,117	1,662	(22,791)	64,675	56,237
Dollar value of deficit					(30,987)

Ratio of earnings to fixed charges(1)	2.09	2.41	1.42	0.15	(2.78)	2.55	2.08

(1)	These computations include us and our consolidated subsidiaries. For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtedness, amortization of debt issuance costs, and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before provision for income taxes plus fixed charges.